Exhibit 99.2

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)

Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2	Date of Material Change

June 27, 2016.

Item 3	News Release

A news release was disseminated through Marketwired on June 27, 2016 and filed on SEDAR.

Item 4	Summary of Material Change

On June 27, 2016, the Company announced that it had entered into an agreement with a syndicate of underwriters pursuant to which they agreed to purchase, on a bought deal basis, 11,236,000 common shares of the Company (“Shares”) at a price of US$4.45 per Share, for aggregate gross proceeds to Sandstorm of US$50 million (the “Offering”). In addition, Sandstorm granted the underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 1,685,400 Shares on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. The Offering closed on July 6, 2016. The Over-Allotment Option was exercised in full, resulting in aggregate gross proceeds to Sandstorm of US$57.5 million.

Item 5	Full Description of Material Change

On June 27, 2016, the Company announced that it had entered into an agreement with a syndicate of underwriters co-led by National Bank Financial Inc. and BMO Capital Markets (the “Underwriters”), pursuant to which they agreed to purchase, on a bought deal basis, 11,236,000 Shares at a price of US$4.45 per Share, for aggregate gross proceeds to Sandstorm of US$50 million. In addition, Sandstorm granted the Underwriters the Over-Allotment Option.

The 12,921,400 Shares issued under the Offering were offered by way of a prospectus supplement (the “Supplement”) and an accompanying base shelf prospectus in all of the provinces of Canada, other than Quebec, and were offered in the United States pursuant to the Supplement and an accompanying base shelf prospectus filed as part of an effective shelf registration statement on Form F-10 filed with the Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system.

The Company listed the Shares on the Toronto Stock Exchange and the NYSE MKT.

Sandstorm plans to use the majority of the net proceeds from the Offering to reduce the balance of its revolving credit facility, for the acquisition of streams and royalties and for general working capital purposes.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9	Date of Report

DATED as of this 6th day of July, 2016.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer